1717 Main Street, Suite 3700 Dallas, Texas 75201 214.659.4400 Phone 214.659.4401 Fax andrewskurth.com Quentin Faust 214.659.4589 Phone 214.659.4828 Fax quentinfaust@andrewskurth.com

June 27, 2007

U.S. Securities and Exchange Commission Division of Corporation Finance Mail Stop 3561 100 F Street, N.E. Washington, DC 20549

Re:	Stirling Acquisition Corporation
Registration Statement on Form S-1
Filed May 14, 2007
File No. 333-142921

Ladies and Gentlemen:

On behalf of Stirling Acquisition Corporation (the “Company”), we are writing in response to your letter dated June 13, 2007, addressed to Sally A. Fonner, the Chief Executive Officer of the Company, pursuant to which you provided the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company’s above-referenced Registration Statement on Form S-1. In response to the Staff’s comments, we are electronically transmitting herewith Amendment No. 1 to the above referenced Registration Statement (“Amendment No. 1”). For the ease of the Staff’s further review, we have also forwarded today, by way of overnight delivery to the attention of Ms. Susann Reilly, five (5) marked copies of Amendment No. 1 showing changes from the initial filing of the Registration Statement.

Set forth below are each of our responses to the Staff’s comments. Where applicable, our responses indicate the additions, deletions or revisions we included in Amendment No. 1. For your convenience, our responses are prefaced by the Staff’s corresponding comment in italicized text. The references to page numbers in the responses to the Staff’s comments correspond to the pages in Amendment No. 1 that we are filing today on behalf of the Company via EDGAR.

1.	COMMENT:

We are unable to access your website. Supplementally advise, or revise the disclosure in this regard.

U.S. Securities and Exchange Commission
June 27, 2007

RESPONSE:

The Company’s website at www.stirlingacquisition.com is not yet active or available to users other than the domain administrator. Prior to the Company’s request for acceleration of effectiveness of the Registration Statement, the Company intends to activate the website to make it available to the general public. In order to gain access to the website, all visitors will be required to provide sufficient personal information to permit the Company to satisfy its prospectus delivery obligations under the Securities Act. All visitors who enter the website will be given the option to either download an electronic version of the prospectus or request a printed copy. Visitors who log in using personal information that matches the personal information in the Company’s donee database will be given the option to execute either a printed or electronic version of the gift share acceptance letter. After the completion of the gift share distribution, the Company will use the website to distribute copies of its prospectus; registration statement exhibits; registration statement amendments; current, quarterly and annual reports; proxy statements and other important SEC filings to its stockholders, potential targets and their stockholders, and other interested persons. Until the Company completes its Rule 419 reconfirmation offering and completes an acquisition, the website will not contain any information that has not been filed with the SEC.

To more clearly demonstrate to the Staff the Company’s proposed use of the website, we have enclosed screen shots duplicating the views that website users will experience when visiting the site.

In response to the Staff’s comment, we have revised the disclosure on pages 23 and 32 of the prospectus to clarify the mechanics, purpose and use of the website.

2.	COMMENT:

Please replace your current escrow agent, in order to comply with the Rule 419(b)(1) requirement that the escrow account be held by an “insured depository institution,” as that term is defined in section 3(c)(2) of the Federal Deposit Insurance Act or a broker or dealer registered under the Exchange Act which maintains net capital equal to or exceeding $25,000.

RESPONSE:

In response to the Staff’s comment, the Company has determined to contract with Wells Fargo Bank, N.A. to act as escrow agent with respect to escrowed shares, and we have revised the disclosure in the prospectus that references the escrow agent accordingly.

3.	COMMENT:

Please include in the appropriate location(s) in your prospectus the information in the section headed “Explanatory Note,” which precedes the prospectus. Also, revise it to disclose that if there is a probable acquisition during any period in which offers or sales are being made, you will promptly file a post effective amendment. See Rule 419(d). Also, repeat the disclosure that you have provided on page 16 of the prospectus in the section headed “Information Requirements for Targets” that, in the post-effective amendment, you will include the information specified by Form S-1 and the applicable Industry Guides, including the financial statements of the company to be acquired as well as pro forma financial information and any other information required by Rule 419. In this regard, please clarify in appropriate locations in your prospectus the point at which this information will be provided to offerees of founders’ shares and offerees of acquisition shares. From our reading of the second bullet under “Explanatory Note,” it appears the second prospectus must contain complete information about the target and the acquisition.

U.S. Securities and Exchange Commission
June 27, 2007

RESPONSE:

In response to the Staff’s comment, we have revised the “Explanatory Note” to modify the language in the second bullet and to add a new paragraph, in each case describing the Company’s obligation to file a post-effective amendment at such time as an acquisition becomes probable. Also, the Company has revised the disclosure on pages 2 and 10 through 12 to make corresponding changes and to clarify timing and other disclosure obligations in connection with any probable acquisition.

4.	COMMENT:

On the cover page of the prospectus, and wherever appropriate throughout the prospectus, please include the price of the securities. See Item 501(b), Instruction 3. It appears that the offering of the founders’ shares is a primary offering by or on behalf of the company. A primary offering by your company would need to be made at a fixed price for the duration of the offering. An offering with variable prices would appear to be a delayed offering and Rule 415(a)(1)(x) allows delayed offerings where the securities are qualified to be registered on Form S-3. As you do not qualify to conduct a primary offering on Form S-3, it appears your offering cannot be made at variable prices on a delayed basis. Please revise the terms of your offering as appropriate.

RESPONSE:

Due to the nature of a blank check company, it is impossible to determine what the price of the acquisition and founders’ shares will be until a specific acquisition is negotiated, documented and described in a post-effective amendment for a Rule 419 reconfirmation offering. At that time, and before any securities are sold, all pricing terms will be fixed and determinable. In response to the first sentence of the comment, we have added disclosure in accordance with Instruction 2 to the Instructions to paragraph 501(b)(3) of Regulation S-K to the effect that it is presently impractical to state the price to the public; explain in general terms the method by which the price is to be determined; disclose that the sale price of founders’ shares may not exceed the net book value per share that the company receives for acquisition shares; and disclose that the price will be fixed before the reconfirmation offering. The gift shares will be transferred to donees without any consideration from the donees, so the fixed price of the gift shares would be zero.

U.S. Securities and Exchange Commission
June 27, 2007

With respect to the Staff’s concerns regarding compliance with Rule 415 in the distribution of the founders’ shares, we believe a detailed discussion is in order. We note that the Staff found these arguments persuasive when they were presented in the context of the comment-response process undertaken in connection with the initial registration statement of the founders’ previous blank check company, Win or Lose Acquisition Corporation (Registration No. 333-52414).

The sale of the founders’ shares falls within Rule 415(a)(1)(i). The proposed resale of the founders’ shares falls within Rule Rule 415(a)(1)(i), which authorizes the registration of “[s]ecurities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant, or a person of which the registrant is a subsidiary.” The Staff’s comment seems to indicate that the Staff believes that the resale of the founders’ shares does not fall within this description because the founders are in some way acting on behalf of the Company. We respectfully submit that the founders’ sales of shares are not on behalf of the Company, are entirely for the founders’ own accounts, will not result in any proceeds or other significant benefit to the Company and should be viewed as pure secondary sales for which Rule 415(a)(1)(i) has always been available.

No doubt one aspect of the Staff’s assumption that the sale of the founders’ shares might be viewed as an offering on behalf of the Company stems from the founders’ status as affiliates of the Company. However, the Commission has in the past rejected the argument that such a relationship should be determinative. Reference is made to Statement D.38 of the Telephone Interpretations Manual that states:

“Rule 415(a)(1)(i) excludes from the concept of secondary offerings sales by parents or subsidiaries of the issuer. Form S-3 does not specifically so state; however, as a practical matter, parents and most subsidiaries of an issuer would have enough of an identity of interest with the issuer so as not to be able to make ‘secondary’ offerings of the issuer’s securities. Aside from parents and subsidiaries, affiliates of issuers are not necessarily treated as being the alter ego of the issuers. Under appropriate circumstances, affiliates may make offerings which are deemed to be genuine secondaries.”

In this case, the sale of the founders’ shares to the affiliates was fully consummated prior to December 31, 2006 in accordance with Section 4(2) of the Securities Act. The affiliates paid $0.01 per share, in cash, for these shares and agreed to contribute enough additional cash to the Company to:

•	pay the Company’s registration costs; and

•	ensure that the Company would have at least $40,000 in cash and working capital after completion of the gift share distribution.

U.S. Securities and Exchange Commission
June 27, 2007

The selling stockholders presently anticipate a total investment of approximately $70,000. The selling shareholders were not granted a “put” or rescission right at the time of the issuance, nor were any other conditions subsequent placed on the sale transaction. Further, the Company will receive no proceeds or other significant benefit from the sale of the founders’ shares. In fact, in cases where the founders’ shares are sold to the target or its shareholders for cash, such sales may reduce the amount of cash available to the post-acquisition company. If the founders’ shares are sold, the founders will receive 100% of the proceeds. Therefore, the founders (and not the Company) were at market risk when the Registration Statement was filed and will remain at risk until an acquisition closes.

In Statement 3S of the Telephone Interpretations Manual, March 1999 Supplement, the Commission was asked to address, among other matters, whether a company that had privately placed convertible securities in reliance on the exemption provided by Section 4(2) could file a resale shelf if it had not yet issued some or all of the convertible securities prior to the filing of the registration statement. The Commission discussed its analysis of secondary resale registration statements:

“Unless the transaction involving the issuance of the convertible security meets the conditions under which a company may file a registration statement for resale of privately placed securities before their actual issuance (commonly known as a “PIPE,” or private investment, public-equity transaction, as discussed below), we would not view the registration for resale of the common stock underlying the unissued convertible security as a valid secondary offering. We instead would treat the transaction as an indirect offering by the issuer, and thus a primary offering, with the investor being identified in the registration statement as an “underwriter.” The Staff will object, in such circumstances, to use of the phrase “may be an underwriter.” Instead, the disclosure in the Registration Statement must state that the investor “is an underwriter.” As a result, the company may register on Form S-3 the resale of the underlying common stock, or the convertible security itself, only if the company is eligible to use that Form for a primary offering. In addition, if the company continues to sell privately additional convertible securities after it has filed the registration statement for the securities underlying the previously sold convertible securities, a continuation of the same offering may call into question the Section 4(2) exemption generally claimed for the entire convertible securities offering.

U.S. Securities and Exchange Commission
June 27, 2007

“In a PIPE transaction (private-investment, public-equity), the staff will not object if a company registers the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of the convertible securities, or the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The investor must be irrevocably bound to purchase a certain number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of the effectiveness of the resale registration statement or any subsequent date. When a company attempts to register for resale shares of common stock underlying unissued, convertible securities, the staff’s PIPEs analysis applies to the convertible security, not to the underlying common stock. There can be no conditions to closing that are within an investor’s control or that an investor can cause not to be satisfied. For example, closing conditions in capital formation transactions relating to the market price of the company’s securities or the investor’s satisfactory completion of its due diligence on the company are unacceptable conditions. The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.”

In this case the founders purchased common stock and contractually agreed to augment their capital contributions before the registration statement was filed. All required capital contributions will be made before the search for a target commences. The quoted excerpt notes that the key factors to consider are whether the selling holders are at market risk and whether or not they have made an irrevocable decision to purchase the securities prior to the filing of the resale registration statement. As indicated, we believe these conditions have been met, and the offering of the founders’ shares is a valid secondary offering that should be allowed without further need for analysis.

The sale of the founders’ shares also falls within Rule 415(a)(1)(ix). The sale of founders’ shares also falls within Rule 415(a)(1)(ix), which authorizes the registration of “(s)ecurities the offering of which will be commenced promptly, will be made on a continuous basis and may continue for a period in excess of 30 days from the date of initial effectiveness.” As disclosed in the prospectus, the Company will promptly begin its search for a target. All discussions with potential targets will involve two distinct classes of offers. The company will offer to issue acquisition shares in exchange for the target, and the founders will offer to sell founders’ shares to the owners of a target and other key transaction participants. The contemporaneous offerings of acquisition shares and founders’ shares will continue until an acquisition becomes probable and all terms for the issuance of acquisition shares and the resale of founders’ shares are fixed. Those terms, including the fixed price of the acquisition shares and the fixed price of the founders’ shares will be disclosed in the prospectus for the company’s reconfirmation offering. No sales of acquisition shares or founders’ shares can be closed unless the reconfirmation offering is successful.

U.S. Securities and Exchange Commission
June 27, 2007

The sale of the founders’ shares is not an “at the market offering” described in Rule 415(a)(4). The Staff’s concern expressed in the Staff’s comment seems to suggest that the resale of founders’ shares is an “at the market offering” described in Rule 415(a)(4) which can only be conducted in reliance on Rule 415(a)(1)(x). We respectfully submit that the offering of the founders’ shares is not an “at the market offering” because there is no existing trading market in the Company’s shares and the offering will be conducted at a fixed price in any event.

“At the market offerings” are defined in Rule 415(a)(4) as offerings “of equity securities into an existing trading market for outstanding shares of the same class at other than a fixed price.” Such offering are only allowed in reliance on Rule 415(a)(1)(x), which in turn limits such primary offerings to companies that are able to register securities on Form S-3. We respectfully submit that this rule creates a prohibition against offerings at other than a fixed price only in the context of sales into an existing trading market for outstanding shares of the same class. This comports with the public policy concern expressed by the reservation of such offerings to larger companies with dispersed stockholders, which are more likely to have greater liquidity and less volatility in the market prices for their securities. The rule is designed to address the fear that such a primary offering could unduly depress the trading price for thinly traded securities. In this case, however, the sale of the founders’ shares would occur simultaneously with the Rule 419 acquisition and the release of the shares from the Rule 419 escrow. Prior to these simultaneous transactions, there will be no existing trading market, and therefore no market price for Rule 415(a)(4) to protect.

If the Staff’ interpretation of Rule 415(a)(4) nevertheless reaches offerings of securities for which no existing trading market exists, we continue to believe that the founders’ shares offering and sale should be permitted because it is not “at other than a fixed price.” As discussed above, at the time of the sale and simultaneous Rule 419 acquisition and escrow distribution, all pricing terms with respect to the offered shares will be fixed and determinable. Prior to that time, there is no offering price that can be attributed to the shares of the Company’s common stock. Through the acquisition negotiations and in preparing the reconfirmation offer, the founders will establish a fixed price for all of the founders’ shares, which cannot be more than the per share value of consideration received by the Company for the acquisition shares. The fixed price will be disclosed in the reconfirmation offer prospectus and post-effective amendment to the Registration Statement, and there will be no danger of the founders’ shares being sold from time to time “at the market” for variable prices after the consummation of the transactions contemplated thereby.

Conclusion. We believe that the sale of the founders’ shares should be considered a secondary offering on a continued or delayed basis as permitted by Rules 415(a)(1)(i) and 415(1)(1)(ix) since the founders are selling for their own account without benefit to the Company after a fully completed private placement to the founders of their shares. If the Staff does not accept that interpretation and continues to believe that the offering is being made on behalf of the Company, we nevertheless believe that such an offering on behalf of the Company should be allowed since it is not “at the market,” because the pricing terms will be fixed before the reconfirmation offering and because there can be no market for the Company’s shares until the reconfirmation offering is completed and the planned acquisition is closed. In response to the Staff’s comment, we have clarified the fixed price nature of the founders’ share offering on the cover page and on pages 12 and 13 of the prospectus.

U.S. Securities and Exchange Commission
June 27, 2007

5.	COMMENT:

We note from your May 24, 2007 letter that all gift and founders’ shares will be deposited into the Rule 419 escrow upon effectiveness of the registration statement. Please explain how this procedure complies with Rule 419(b)(3)(ii) which provides, in part, “[n]o transfer or other disposition of securities held in the escrow or trust account ... shall be permitted ...”

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure in the prospectus under the caption “Rule 419 Considerations” to clarify the Rule 419 escrow procedures and limitations and to indicate that gift shares will be deposited into the Rule 419 escrow as individual donees accept their gift shares and sign an acceptance letter. Gift shares deposited in the Rule 419 escrow account will be held by the escrow agent for the benefit of each individual donee from the time of their initial deposit and will not be subject to any transfer of other disposition until after the reconfirmation offering or any failure of the Company to complete a transaction within eighteen months of the effectiveness of the Registration Statement.

Any transfers of founders’ shares or acquisition shares would only occur after, and would be contingent upon, a successful reconfirmation offering and subsequent acquisition transaction. As such, the Company does not anticipate that any founders’ shares or acquisition shares would be deposited in the Rule 419 escrow. The revisions to pages 1 and 11 of the prospectus also correct and clarify this distinction.

6.	COMMENT:

Please revise the disclosure in the cover page of the prospectus to indicate that it is 18 months from the date of effectiveness of the initial registration statement that you must have a consummated acquisition meeting the requirements of Rule 419, rather than 18 months from the date of this prospectus. Amend any similar disclosure throughout the prospectus.

U.S. Securities and Exchange Commission
June 27, 2007

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on the cover page and on pages 1, 4, 10, 15, F-8 and S-2 of the prospectus to indicate the proper timeframe for completion of an acquisition.

7.	COMMENT:

Please repeat on the cover page of the prospectus, in the “Plan of Distribution” section and wherever else appropriate, the disclosure you have provided under “Selling Stockholders” that the selling stockholders “are underwriters” of the offering with regard to the shares they sell and the shares they gift.

RESPONSE:

Although the Company continues to believe, as discussed at length elsewhere in this letter, that the gift share and founders’ share distributions are secondary transactions that represent selling stockholder transaction for their own respective accounts, we have revised the prospectus on the cover page and on pages 32 and 35 to allow that the selling stockholders will be considered “underwriters” with respect to those distributions.

8.	COMMENT:

We note that you have contradictory disclosure regarding whether or not you and the selling shareholders may retain a broker/dealer in connection with an acquisition. Please reconcile the following:

a. On the cover page you have stated: “While our founders and our company may retain a registered broker-dealer in connection with an acquisition transaction, they and we are not required and do not presently intend to do so.”

b. In the “Plan of Distribution - Offer and Sale of Founders’ Shares” subsection on page 32, you have stated: “Since the sale of founders’ shares in connection with an acquisition will probably require our founders to act as a group, they presently plan to: Retain a registered broker-dealer to represent them in connection with the sale of founders’ shares; ....”

RESPONSE:

The founders have informed us that the disclosure on the cover page of the prospectus indicating that it is not their current intention to engage a broker-dealer accurately reflects their present intentions. In response to the Staff’s comment, we have revised the disclosure in the section titled, “Plan of Distribution” to more accurately reflect that intention. Notwithstanding their present intention, the founders recognize the possibility that they may need to retain an underwriter to assist in a particular acquisition. In that event, the post-effective amendment for the acquisition will fully disclose the new plan of distribution and the details of all underwriting agreements

U.S. Securities and Exchange Commission
June 27, 2007

9.	COMMENT:

Explain what “generally accepted corporate governance standards” means.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on page 5 to change “generally accepted corporate governance standards” so that such standards reference corporate governance standards commonly required of domestic exchange-traded companies, reflecting the Company’s belief that the requirements of the national securities exchanges are the most relevant standard by which the Company’s corporate governance standards should be judged or measured.

10.	COMMENT:

Please revise the first paragraph of this section to include a bullet which provides information about the 1,350,000 founders shares that will be sold in the offering.

RESPONSE:

In response to the Staff’s comment, we have revised the bullet points under the caption “The Distribution” on page 1 of the prospectus to more clearly identify the three component elements of the planned distribution.

11.	COMMENT:

In the risk factor headed “Our officers have previously registered similar Rule 419 transactions that were not successful,” please clarify the difference between what you have referred to as a “simple shell transaction” and the acquisition which you contemplate. Also, provide the clarification throughout the prospectus wherever appropriate.

RESPONSE:

In response to the Staff’s comment, we have added additional explanatory information on page 4 of the prospectus and have also further clarified the distinctions between the proposed acquisition structure and a “simple shell transaction” in the prospectus under the caption “Proposed Business.”

U.S. Securities and Exchange Commission
June 27, 2007

12.	COMMENT:

In the ninth risk factor, we note the statement that, in the event of an unsuccessful reconfirmation offering, “our founders will probably unwind the gift share distribution and we will probably withdraw our registration statement.” Please explain this statement in an appropriate location in your prospectus, disclosing the factors that will influence this decision and the activities of the company in such event.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on the cover page and on pages 1, 4, 5 and 16 of the prospectus to remove the uncertainty surrounding the Company’s future intention to unwind the offering and withdraw this Registration Statement in the event of an unsuccessful reconfirmation offering.

13.	COMMENT:

Please provide a new risk factor to discuss competition with Special Purpose Acquisition Companies (“SPAC’s”) and what it could mean for this offering. Also, discuss this matter in greater detail in the “Business” section. See Item 501(c)(x) of Regulation S-K.

RESPONSE:

In response to the Staff’s comment, we have added an additional risk factor on page 4 of the prospectus and enhanced the disclosure in the prospectus under the caption “Proposed Business” to more clearly explain the Company’s understanding of the shell market and the competitive position that SPACs enjoy in that market.

14.	COMMENT:

Expand the first paragraph to discuss in detail what “property” might include.

RESPONSE:

In response to the Staff’s comment, we have expanded the disclosure on page 12 to provide additional detail with respect to the use of the term “property.”

15.	COMMENT:

Please explain the basis for the second part of the following statement or remove it: “We cannot predict whether a future acquisition will dilute the net tangible book value of our shares, but we believe such an outcome is unlikely.”

RESPONSE:

In response to the Staff’s comment, we have expanded the disclosure on page 13 of the prospectus to explain why the structure of this acquisition transaction makes dilution very unlikely.

U.S. Securities and Exchange Commission
June 27, 2007

16.	COMMENT:

Please explain the term “overhead allowance” and how it relates to the expenses of the company. Clarify whether Ms. Fonner will receive any part of the $1000.00 of the cash overhead allowance for her personal use now or in the future. If not, supplementally explain why you have included this information under “Executive Compensation.”

RESPONSE:

In response to the Staff’s comment, we have eliminated the overhead allowance and will instead reimburse actual out-of-pocket costs as they are incurred.

17.	COMMENT:

In the second paragraph, please provide the basis for the following assertions and supplementally provide us with copies of, or excerpts from, reports or publications which you reference:

Over the last five years, IPO’s involving less than $100 million have become rare and many small companies that want to become publicly held to satisfy early stage investors and implement expansion plans have decided that a shell transaction is preferable to a traditional IPO.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on page 16 of the prospectus to remove specific quantitative claims with respect to IPO market activity.

18.	COMMENT:

Please reference the last sentence of the third paragraph. It reads:

We have developed our blank check company structure as a viable alternative for small companies that require more certainty, security and flexibility than a conventional public shell can typically offer.

Please disclose in detail the differences between your blank check structure and “a conventional public shell.” Explain the basis of your implication that these differences offer more certainty, security and flexibility. SupplementalIy provide us with copies of, or excerpts from, reports or publications which you reference.

U.S. Securities and Exchange Commission
June 27, 2007

RESPONSE:

As noted in response to Comments Number 11 and 13, we have substantially revised the discussion under the caption “Proposed Business” in the prospectus to clarify the distinctions between the Company’s proposed acquisition structure and a “simple shell transaction” or a “conventional public shell.” We believe that the expanded discussion, particularly the additional information on page 18 of the prospectus, responds to the Staff’s comment requesting additional disclosure on these points.

19.	COMMENT:

At the top of page 16, in the “Securities Act Registration” paragraph, clarify the difference you are referencing.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on page 18 of the prospectus to clarify the perceived advantage to non-affiliate shareholders of a target company of our structure as such advantage relates to Securities Act registration.

20.	COMMENT:

Please confirm that you will file a Form 8-A to register your securities under the 1934 Act.

RESPONSE:

In response to the Staff’s comment, we confirm that the Company will file a Form 8-A to register its common shares under the Exchange Act prior to any distribution pursuant to the Registration Statement.

21.	COMMENT:

Please disclose, if appropriate, the information which Item 401(f) of Regulation S-K requires regarding Sally Fanner, in her position as trustee of Mega-C Trust, and the July 27, 2005 adversary proceeding against the Chapter 11 Trustee and Ms. Fonner in connection with the involuntary Chapter 11 petition against Mega-C in the US Bankruptcy Court for the State of Nevada. If Item 401(f) does not apply, supplementally explain why.

RESPONSE:

The Company respectfully submits that Ms. Fonner’s prior activities do not give rise to any disclosure obligations under Item 401(f) of Regulation S-K.

U.S. Securities and Exchange Commission
June 27, 2007

In March 2004, Ms. Fonner was appointed successor trustee of the Trust for the Benefit of the Shareholders of Mega-C Power Corporation (the “Mega-C Trust”), a special purpose entity that was created in December 2003 in connection with a shell merger between Axion Power Corporation and Tamboril Cigar Company. Prior to the shell merger, Ms. Fonner was an officer and director of Tambroil.

In April 2004, Tamboril, Axion and Thomas Granville filed an involuntary Chapter 11 bankruptcy petition against Mega-C Corporation (“Mega-C”), which is a distinct entity from the Mega-C Trust. After the involuntary petition was filed, Mega-C’s board appointed Ms. Fonner president of Mega-C to manage its operations during the Chapter 11 process because they believed her duties as trustee of the Mega-C Trust were not incompatible with her proposed duties as the principal executive officer of Chapter 11 debtor in possession.

While an involuntary Chapter 11 petition was filed against Mega-C and ultimately resulted in a confirmed plan of reorganization, the Mega-C Trust was not a debtor in that case and Ms. Fonner had no relationship with Mega-C until after the case was filed.

The July 2005 adversary proceeding referenced by the Staff was brought by Mega-C’s Chapter 11 trustee in an effort to obtain control over the Mega-C Trust’s assets for the benefit of the Mega-C Chapter 11 estate. The lawsuit was ultimately resolved by a settlement agreement that preserved the integrity of the Mega-C Trust and became the foundation for Mega-C’s confirmed plan of reorganization.

Item 401(f) requires disclosure of bankruptcy proceedings when a petition was filed by or against a corporation or business association of which the executive officer was an executive officer at or within two years before the time of such filing. Item 401(f) is not applicable in this case.

22.	COMMENT:

Please distinguish this offering from what you have termed a “simple shell transaction.”

RESPONSE:

As noted in response to Comments Number 11, 13 and 18, we have substantially revised the discussion under the caption “Proposed Business” in the prospectus to clarify the distinctions between the Company’s proposed acquisition structure and a “simple shell transaction” or a “conventional public shell.” We believe that the expanded discussion, particularly the additional information on page 18 of the prospectus, responds to the Staff’s comment.

U.S. Securities and Exchange Commission
June 27, 2007

23.	COMMENT:

You have stated in this section that “all of the outstanding shares of common stock are fully paid and nonassessable.” This is a legal opinion that you are not qualified to make. As such, please attribute it to counsel and file counsel’s consent to have his or her name and opinion in the prospectus.

RESPONSE:

In response to the Staff’s comment, we have removed the disclosure on page 31 of the prospectus relating to the legal status of the Company’s outstanding shares. We refer the Staff to the continued inclusion of similar statements on page 37 of the prospectus under the caption “Legal Matters” that speak to the conclusions regarding the legality of the shares attributable to Andrews Kurth. The opinion of Andrews Kurth to that effect and containing the consent of Andrews Kurth shall be filed by amendment to the Registration Statement before the Company requests effectiveness.

24.	COMMENT:

Please explain whether the officers meet all of the conditions of Rule 3a4-1(a)(i) through (iv) and describe how these conditions are met.

RESPONSE:

We respectfully submit that the Company has not analyzed whether or not each of the officers of the Company would meet all of the conditions of Rule 3a4-1(a)(i) through (iv) since the officers’ roles in the transactions contemplated by the Registration Statement would not implicate the Exchange Act or SEC rules regulating the conduct of brokers.

Section 3(a)(4) of the Exchange Act broadly defines the term “broker” to include “any person engaged in the business of effecting transactions in securities for the account of others.” While Rule 3a4-1 provides a number of safe harbor exemptions from the broker registration requirements of the Exchange Act, the ultimate availability of the exemption is a factual question that cannot be answered until a transaction has closed and all associated activities have been analyzed. The burden of proof ultimately rests with the person claiming the availability of a safe harbor.

The Company’s officers will perform substantially all of the functions that would be performed by brokers in a more conventional securities offering, but they will not seek registration as brokers because

•	They will be acting as principals, rather than intermediaries, in connection with the gift share distribution;

•	They will be acting as principals, rather than intermediaries, in connection with founders’ share transactions; and

U.S. Securities and Exchange Commission
June 27, 2007

•	They will rely on the safe harbor exemption of Rule 3a4-1(a)(4)(i)(C) in connection with the issuance of acquisition shares in a business combination.

Since each of the Company’s officers will transfer gift shares that they presently own to individuals that each officer selects among known family and acquaintances, the gift share distribution will not give rise to broker issues. Similarly, and as discussed at more length in our response to the Staff’s Comment No. 4 above, since each of the Company’s officers will only resell founders’ shares that he or she presently owns to purchasers that he or she selects, the founders’ shares distribution will not give rise to broker issues.

In each case, the officers will be effecting transactions for their own accounts as principals. There will be no “transactions in securities for the account of others,” and there is no meaningful possibility that any officer of the Company will act as a statutory broker in connection with the gift share and founders’ share distributions.

The only time the Registrant’s officers will solicit transactions in securities for the account of the Registrant is in connection with a business combination. In those cases, the safe harbor exemption of Rule 3a4-1(a)(4)(i)(C) will clearly be available.

If we subsequently conclude that relief from the broker registration requirements of the Exchange Act is not available for a particular transaction, the Company or the founders will either retain a registered broker or ensure that appropriate registrations are obtained before selling activities commence. If the Company retains an underwriter or broker, it will halt the distribution and amend the Registration Statement.

25.	COMMENT:

We note that you have contradictory disclosure regarding whether your founders may retain broker/dealers in connection with the offering of founders’ shares. We also note the company reserves the right to enter a contract under which a registered broker/dealer may participate in the offering of acquisition shares. If such arrangements are entered and the broker-dealer is acting as an underwriter, then the company needs to file a post-effective amendment to the registration statement identifying the broker-dealer and providing the required information about the plan of distribution. Also, you must file the agreement as an exhibit to the registration statement. Additionally you should be aware that the broker-dealer may need to seek and obtain clearance of the underwriting compensation and arrangements from the NASD’s Corporate Finance Department. Please revise the disclosure to indicate in the disclosure that the company will file a post-effective amendment addressing the above information.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure in the prospectus under the caption “Plan of Distribution” to eliminate the contradictory disclosure and clarify the Company’s intentions with respect to the engagement of broker-dealers and/or underwriters. The Company acknowledges its obligation to file a post-effective amendment to the Registration Statement with additional disclosure and any corresponding exhibits should it determine to enter into any arrangements with broker-dealers or underwriters with respect to any aspect of the distributions or acquisition proposed by the Registration Statement. This obligation is reflected in the revised prospectus disclosure. Likewise, the Company acknowledges the Staff’s concern that any broker-dealer engaged for the transaction obtain the appropriate approvals from the NASD.

U.S. Securities and Exchange Commission
June 27, 2007

26.	COMMENT:

Since the prospectus indicates that all founders are officers of your company, please revise the disclosure in the first paragraph of this section that the founders presently plan to “[a]gree to resell founders’ shares on such terms as may be approved by a majority in interest of the founders who are not officers of our company.”

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on page 34 of the prospectus to remove the inconsistency in the disclosure.

27.	COMMENT:

In the third paragraph of this section please clarify the extent to which the founders could gift or make charitable contributions of the 1,350,000 founders’ shares that you are registering for resale.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on page 34 of the prospectus to remove the references to charitable contributions of founders’ shares.

28.	COMMENT:

Please explain the sentence which reads, “[t]ransferees will have the unrestricted right to terminate their agreements without penalty until they accept the terms of our reconfirmation offering.” Will transferees participate in the Rule 419 reconfirmation offering? If not, please explain why.

RESPONSE:

As noted in response to Comment Number 5, any transfers of founders’ shares or acquisition shares would only occur after, and would be contingent upon, a successful reconfirmation offering and closing of an acquisition. As such, the Company does not anticipate that any founders’ shares or acquisition shares would be deposited in the Rule 419 escrow. Therefore, potential transferees of founders’ shares will not participate in the reconfirmation offering. The revised disclosure in the prospectus under the caption “Rule 419 Considerations” and elsewhere clarifies intended mechanics of the Rule 419 escrow, and we have further revised the disclosure to clarify that the transferees of the founders’ shares will have the right to cancel their contracts with the Company at any time prior to the acquisition, but such right is not meant to imply that they will participate in the reconfirmation offering.

U.S. Securities and Exchange Commission
June 27, 2007

29.	COMMENT:

Please provide a currently dated consent in any amendment and ensure the financial statements are updated as required by Rule 3-12(g) of Regulation S-X.

RESPONSE:

Amendment No. 1 to the Registration Statement contains the updated financial statements as required by Regulation S-X. Similarly, Amendment No. 1 is filed with an updated consent of the Company’s independent auditor to the inclusion of such auditor’s report on the audited financial statements of the Company.

30.	COMMENT:

Upon examination of Article 11 of the Agreement Among the Founders of Stirling Acquisition Corporation (filed as Exhibit 10.3), we note the founders advanced $14,000 to Andrews Kurth LLP as an initial retainer. Tell us how you have accounted for this retainer in your financial statements considering the guidance provided in SAB Topic 1B.

RESPONSE:

The advance of $14,000 to Andrews Kurth was made in April 2007, and therefore is not presently reflected in the financial statements included in the prospectus, which only cover periods through March 31, 2007. Nevertheless, $3,806 in legal fees that were accrued during the first quarter have been reported as deferred offering costs with an offsetting entry to additional paid in capital. In the financial statements included in the prospectus and in financial statements covering future periods, all organization, offering and target investigation costs that are paid for by the Company’s founders will be reported as additional capital contributions from the founders and accounted for in accordance with the Company’s established accounting policies. In response to the Staff’s comment, the company has added a subsequent event footnote to its interim financial statements to clearly disclose the $14,000 advance and to clarify the expected accounting treatment of future direct payments of expenses by its founders.

* * * * *

U.S. Securities and Exchange Commission
June 27, 2007

The Company agrees that at such time as it requests acceleration of the Registration Statement, the request for acceleration will include the acknowledgements and confirmation requested by the Staff on page 7 of its June 13, 2007 letter. We note the Staff’s further instructions and observations with respect to acceleration and acknowledge the Staff’s concerns with respect to notification and timing.

Please do not hesitate to contact me at (214) 659-4589 if we can be of any further assistance in reviewing the above responses.

Very truly yours, /s/ QUENTIN FAUST Quentin Faust Partner, Andrews Kurth LLP

cc:	Mr. John L. Petersen, Esq.
Mr. Mark R. Dolan, Esq.
Ms. Rachel A. Fefer, Esq.
Ms. Sally A. Fonner